UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

C-AR/A (C-AR Amendment)

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

   ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☒ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
SmartSoda Holdings, Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   February 15, 2019

Physical address of issuer
25700 Science Park Drive Landmark Centre, Suite 370, Beachwood, OH 44122

Website of issuer
https://www.smartsodagroup.com

Current number of employees 5

	Most recent fiscal year-end (2019) (1)
Total Assets	$204,859
Cash & Cash Equivalents	$25,710 (2)
Accounts Receivable	$160,770
Short-term Debt	$17,657
Long-term Debt	$0
Revenues/Sales	$334,032
Cost of Goods Sold	$90,087
Taxes Paid	$0
Net Income	$7,688

(1) The Company was incorporated on February 15, 2019.
(2) Includes restricted cash.

August 18, 2020

C-AR/A (C-AR Amendment)

SmartSoda Holdings, Inc.



Explanatory Note

Due to the outbreak of coronavirus disease in 2019 (commonly referred to as "COVID-19"), Smart Soda Holdings, Inc., a Delaware Corporation ("Smart Soda," the "Company," "we," "us," or "our") has availed itself of an extension to file its annual report on Form C-AR for the period ended December 31, 2019, originally due on April 29, 2020, pursuant to Rule 202 of Regulation Crowdfunding, and as extended to June 13, 2020 relying on an order issued by the Securities and Exchange Commission (the "SEC") on March 26, 2020 pursuant to Section 28 of the Securities Act of 1933, as amended, regarding exemptions granted to certain companies with reporting obligations under Regulation Crowdfunding.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of COVID-19 a "Public Health Emergency of International Concern," and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic".

The Company's external accounting service providers involved in preparing the Company's financial statements are either working remotely or have been otherwise constrained due to the impact of COVID-19. This has resulted in a delay in preparation and completion of the Company's financial statements and disclosure required by the annual report on Form C-AR.

This annual report on Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being filed by the Company for the sole purpose of providing certain information about the Company as required by the SEC.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.

The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.backyardsodas.com no later than 120 days after the end of each fiscal year covered by the report.

The Company must continue to comply with the ongoing reporting requirements until:
  (1) **the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;**
  (2) **the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;**
  (3) **the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;**
  (4) **the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or**
  (5) **the Company liquidates or dissolves its business in accordance with state law.**

The date of this Form C-AR is August 18, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company

undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Smart Soda Holdings, Inc. is a Delaware corporation, incorporated on February 15, 2019.

The Company is located at 25700 Science Park Drive Landmark Centre, Suite 370, Beachwood, OH 44122.

The Company's website is https://www.smartsodagroup.com.

The information available on or through our website is not a part of this Form C-AR.

Smart Soda is an elite healthy beverage provider, offering a unique platform that provides both commercial and individual customers access to unlimited alkaline water, including vitamin-infused flavored sparkling alkaline waters, and sodas. All flavored waters and sodas are made with only organic cane sugar (or zero sugar) that are natural, vegan, kosher, antioxidant rich, gluten free and can be CBD infused.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Our supply chain and retail sales may be adversely impacted due to the COVID-19 outbreak.

Continued concerns relating to COVID-19 have resulted in significant governmental measures being implemented to control the spread of the virus, including, among others, restrictions on manufacturing and the movement of employees in many regions of the country. As a result of COVID-19 and the measures designed to contain the spread of the virus, our third-party manufacturers may not have the materials, capacity, or capability to manufacture our products according to our schedule and specifications. If our third-party manufacturers' operations are curtailed, we may need to seek alternate manufacturing sources, which may be more expensive. Alternate sources may not be available or may result in delays in shipments to us from our supply chain and subsequently to our customers, each of which would affect our results of operations. While the disruptions and restrictions on the ability to travel, quarantines, and temporary closures of the facilities of our third-party manufacturers and suppliers, as well as general limitations on movement in the region are expected to be temporary, the duration of the production and supply chain disruption, and related financial impact, cannot be estimated at this time. Should the production and distribution closures continue for an extended period of time, the impact on our supply chain could have a material adverse effect on our results of operations and cash flows. The COVID-19 outbreak could also delay our release or delivery of new or product offerings or require us to make unexpected changes to such offerings, which may materially adversely affect our business and operating results. Finally, as a result of the governmental restrictions to control the spread of the COVID-19 outbreak, we have experienced, along with wholesale partner stores, store closures and a decrease in consumer traffic, which will have a material adverse effect on our results of operations. Our operating results could also continue to be adversely affected to the extent that the COVID-19 outbreak harms the economy in general. In addition, the COVID-19 outbreak could result in an economic downturn that could affect demand for our products and materially adversely affect our business, operating results, and financial condition.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We rely on third-party suppliers to provide basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate production of our products, or from whom we acquire such items, do not provide ginger, lavender, mango, jalapenos, pomegranates, vanilla, lime juice, lemon juice, spices and salt, aluminum cans, glass bottles, or plastic containers which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

We source certain packaging materials, such as bottles, cans, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages and higher freight costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management' s attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices or more generally of our business. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain materials in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences may result in the need for our products to change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-

term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The supply and price are subject to market conditions and are influenced by other factors beyond our control.

We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Evolving tax, environmental and safety or other regulations or failure to comply with existing licensing, labeling, trade and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, are subject to regulation by various federal, state, and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, and others, including voluntary regulation by other bodies. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among CBD food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding CBD products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products; • new science or research that disputes the health benefits of our products

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ginger, lavender, mangoes, jalapenos, pomegranates and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Lior Shafir, and Julia Solooki who are the Chief Executive Officer & Director and Chairman of the Board, respectively, of the Company. The Company has entered into an employment agreement with each of Lior Shafir and Julia Solooki although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Lior Shafir and or Julia Solooki could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Market Competition and Operating History Risks

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our programs are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

<u>**Miscellaneous Risks**</u>

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate, afford, or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that

some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We currently have outstanding shares of preferred stock that have special rights that could limit our ability to undertake corporate transactions, inhibit potential changes of control and reduce the proceeds available to our common stockholders in the event of a change in control. Additionally, even after our preferred stock converts to common stock, certain of our stockholders will have rights that could limit our ability to undertake corporation transactions and inhibit changes of control.

We currently have outstanding two classes of stock, common stock and preferred stock, and there is one series of preferred stock, Series A Preferred Stock. The holders of Series A Preferred Stock are entitled to super voting and super converting rights. As a result of the rights our preferred stockholders have, we may not be able to undertake certain corporate transactions, including equity or debt offerings necessary to raise sufficient capital to run our business, change of control transactions or other transactions that may otherwise be beneficial to our businesses. These provisions may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which our common stockholders might otherwise receive a premium price for their shares. The market price of our common stock could be adversely affected by the rights of our preferred stockholders.

Our executive officers and directors have the ability to control all matters submitted to stockholders for approval.

Our executive officers and directors hold collectively 450,000 shares of our Series A Preferred Stock (each share votes as the equivalent of 50 shares of common stock on all matters submitted for a vote by the common stockholders), and as such, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act collectively, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

Other Risks

There is an outstanding lien against Lior Shafir and his previous company AquaTal USA Inc., by the creditor Shiboleth LLP.

There is an outstanding lien against Lior Shafir, our Chief Executive Officer and Director, and his previous company AquaTal USA Inc., by the creditor Shiboleth LLP. Mr. Shafir, previously owned and operated another company by the name of AquaTal USA Inc. In the course of operating that company, he made a personal guarantee on amounts owed to Shiboleth LLP. AquaTal USA Inc. refused to pay the amount owed and Shiboleth LLP obtained a judgment against AquaTal USA Inc. and Mr. Shafir in the amount $94,278 by the New York Supreme Court - Civil Division. AquaTal USA Inc. engaged in a similar business to the Company. If Shiboleth LLP believes IP or business was transferred from AquaTal USA, there is a risk that Shiboleth LLP could file a claim against the Company, negatively impacting the Company and its financial position. There is also a risk that an adverse claim can be made against the Company by other creditors or shareholders of AquaTal USA Inc. which will have a material adverse effect on our operations and results.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes-Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

BUSINNESS

Description of the Business

Smart Soda is an elite healthy beverage provider, offering a unique platform that provides both commercial and individual customers access to unlimited alkaline water, including vitamin-infused flavored sparkling alkaline waters, and sodas. All flavored waters and sodas are made with only organic cane sugar (or zero sugar) that are 100% natural, vegan, kosher, antioxidant rich, gluten free and can be CBD infused.

Smart Soda's exclusive rent-to-own program allows commercial customers to serve their patrons the industry's premier beverage options. Our all-in-one, all-inclusive solution, which brings together market-leading waters and sodas, financing, and service, our customers can streamline processes while they generate additional revenue – up to $20,000 per month – by locally bottling and selling water and soda drawn from their machine. With zero upfront investment, we believe our program allows them to show positive ROI from day one.

Business Plan

Smart Soda is becoming an established brand in the industry that is already generating revenue and profit. We've accelerated our experimentation, tested our vitamin-infused waters and sodas and saw heightened interest from our target markets.

In 2021 we plan to expand our brand and launch a pre-packaged, ready-to-drink product line, with a goal to be on major retail shelves within the year.

The Company's Products and/or Services

Smart Soda offers a unique platform that provides both commercial and individual customers access to unlimited alkaline water, including vitamin-infused flavored sparkling alkaline waters, and sodas. All flavored waters and sodas are made with only organic cane sugar (or zero sugar) that are 100% natural, vegan, kosher, antioxidant rich, gluten free and can be CBD infused.

Smart Soda develops, sells, services and finances state of the art beverage dispensing products, alkaline filtration systems, and customized bottles.

Product	Description	Current Market
Equipment: Soda and Alkaline water dispensers and filtration systems	Commercial soda and flavored sparkling water dispensers	Restaurants, Hotels, Corp offices, Small business, retail stores and home.
Syrup BIBs (BAG-IN-A-BOX)	Commercial soda and flavored sparkling water packages, produced from the finest ingredients and infused with a vitamin complex.	Restaurants, Hotels, Corp offices, Small business, retail stores and home.
RTD (READY-TO-DRINK)	Smart Soda's selected beverages in individual retail bottles. (Not in production yet)	Restaurants, Hotels, Corp offices, Small business, retail stores and homes.

Competition

While our main competitors are the major players – Coca-Cola and PepsiCo – they don't offer alkaline or sparkling mineral water or vitamin-infused sodas.

More modest competitors include Vero Water Inc., Natura Water, Tractor Soda and others, but they also fail to offer our specialty products (including CBD-infused options) and lack a full-service platform to drive their businesses.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our Smart Soda beverages are currently being served in more than 100 commercial locations. We have a diverse client portfolio, and have established contracts with a substantial number of niche eateries, two large fast-casual restaurants and several corporate offices. Our products are also being served in approximately a dozen Bareburger locations, in Sky Chef, and other clients.

Supply Chain

Most of our products are manufactured in the USA by two of the largest companies in the world, Lancer Corp (Equipment) and Refresco (syrups). If such manufacturer were no longer available to us we believe we could find additional manufacturers at similar cost."

Intellectual Property

Smart Soda owns *the trademark "Smart Soda" and* has filed two patent applications with the USPTO.

Application #62937279 relates to Smart Soda's proprietary combination of flavored alkaline water and additives, such a cannabinol (CBD) and probiotics, as well as, technologies used for mixing water and additives, on-demand while dispensing.

Application # relates to a touch-less beverage dispenser, allowing users to control their beverage dispenser from a smartphone application without touching anything but their smartphone, to support social distancing and touch.

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Organization
63026813	Provisional	Touch-less Smartphone Controlled Beverage Dispenser	05/19/2020	USA
62937279	Provisional	Probiotic beverage dispenser	11/19/2019	USA

Trademarks

Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5,318,712	Class 32, Soda Pops, Soda Water, Aerated Water, Club Soda, Cream Soda, ice Cream Soda, Italian Soda, Ramune (Japanese Soda), Soft Drinks, Namely, Sodas.	SMART SODA	1/13/2017	10/24/2017	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

To its knowledge, the Company is not a party to any existing or threatened litigation.

Corporate History

The Company, is a Delaware corporation, incorporated on February 15, 2019.

DIRECTORS, OFFICERS AND EMPLOYEES

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Julia Solooki	Co-Founder, President and Chairman of the Board	**Employer:** Clinic spectrum Inc **Title:** Director Of Marketing **Dates of Service:** January 1, 2015 - present **Responsibilities:** Marketing	MBA Cleveland State University 2005
Lior Shafir	Co-Founder, CEO and Board Member	**Employer:** Hassle Holdings, LLC **Title:** Managing Director **Dates of Service:** May 1, 2017 - December 31, 2018 **Responsibilities:** Business development **Employer:** Smart Soda, LLC **Title:** CEO **Dates of Service:** January 1, 2015 - April 31, 2017 **Responsibilities:** Managing the business	NA
Solomon (Sol) Mayer	Board Member	**Employer:** Innovative Food Holdings Inc (OTCMKTS: IVFH) **Title:** Board member **Dates of Service:** January 1, 2013 - present **Responsibilities:** Board member **Employer:** Blastgard International Inc (OTCMKTS: HCGS) **Title:** Board member **Dates of Service:** January 1, 2013 - present **Responsibilities:** Board member **Employer:** Microbot Medical Inc (NASDAQ: MBOT) **Title:** Board member **Dates of Service:** January 1, 2016 - present **Responsibilities:** Board member **Employer:** DropCar Inc (NASDAQ: DCAR) **Title:** Board member **Dates of Service:** January 1, 2017 - present **Responsibilities:** Board member	NA

Dror Tepper served as a member of the Board of Directors of the Company from February 25, 2019 until he resigned as a member of the Board of Directors on June 11, 2020.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has five employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount Authorized	250,000,000 shares
Amount Outstanding	21,055,585 shares
Voting Rights	One vote for each share of Common Stock
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The board of directors may issue additional common stock.
Percentage ownership of the Company by the holders of such security.	67.80%

Type of security	Series A Preferred Stock
Amount Authorized	2,000,000 shares
Amount Outstanding	400,000 Series A Preferred Stock
Voting Rights	50 votes per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Series A Preferred Stock have super voting and converting rights which may limit the rights of common shareholders.
Percentage ownership of the Company by the holders of such security.*	32.20%

* Each share of Series A Preferred Stock is convertible into 25 shares of Common Stock.

Debt

The Company has the following debt outstanding:

Type	SBA disaster relief loans (COVID-19)
Amount Outstanding	$145,700.00
Interest Rate and Amortization Schedule	3.75% Annually
Description of Collateral	Personal guaranty – Lior Shafir – CEO (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code
Maturity Date	30 years starting 05/15/2021

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Rising Phoenix Holdings LLC - Fully owned and managed by Lior Shafir 100%	12,100,000 shares of Common Stock. 250,000 shares of Series A Preferred Stock.	58.34% (1)
Hashle Investments LLC – Fully owned and managed by Julia Solooki	3,950,000 shares of Common Stock 100,000 shares of Series A Preferred Stock	20.51% (2)
Solomon Mayer Trust	2,000,000 shares of Common Stock 50,000 shares of Series A Preferred Stock	12.5% (3)

1. This percentage includes 11,900,000 shares of Common held by Rising Phoenix Holdings LLC and 200,000 shares of Common held by JuLi Family Trust and 250,000 shares of Series A Preferred Stock held Rising Phoenix Holdings LLC. Lior Shafir has sole voting power over the shares of Common Stock and Series A Preferred Stock held by Rising Phoenix Holdings LLC.

2. This percentage includes 3,750,000 shares of Common held by Hashle Investments LLC and 200,000 shares of Common held by JuLi Family Trust and 100,000 shares of Series A Preferred Stock held by Hashle Investments LLC. Julia Solooki has sole voting power over the shares of Common Stock and Series A Preferred Stock held by Hashle Investments LLC.

3. This percentage includes 2,000,000 shares of Common held by Solomon Mayer Trust and 50,000 shares of Series A Preferred Stock held by Solomon Mayer Trust Solomon Mayer has sole voting power over the shares of Common Stock and Series A Preferred Stock held by Solomon Mayer Trust.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C. Unless otherwise indicated, all dollar amounts are as at December 31, 2019.

Operations

SmartSoda Holding, Inc. (the **"Company"**) was incorporated on February 15, 2019 under the laws of the State of Delaware, and is headquartered in Beachwood, Ohio. The Company is engaged in the development, marketing and distribution of beverages for restaurant and home use.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. Restricted cash includes cash included in escrow accounts. As of December 31, 2019, the Company had cash and cash equivalents of $25,710, which represented a checking account balance.

As of July 30, 2020, the Company had $127,543 in aggregate cash and cash equivalents.

The Company does not have any convertible notes or other indebtedness outstanding other than trade payables that are within their due dates.

DESCRIPTION OF CAPITAL STOCK

The Company's Articles of Incorporation (the "Articles of Incorporation") authorize us to issue (a) 250,000,000 shares of Common Stock, par value $0.0001 per share, of which, 20,429,000 shares are issued and outstanding as of the date hereof, and (b) 5,000,000 shares of Preferred Stock, $0.001 par value per share, 2,000,000 of which have been designated as Series A Preferred Stock, 450,000 of which are issued and outstanding.

Common Stock

Holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of shareholders. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share in all dividends that the Board of Directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of Preferred Stock which may then be authorized and outstanding, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the Common Stock.

Holders of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the Common Stock. The rights of the holders of Common Stock are subject to any rights that may be fixed for holders of Preferred Stock, when and if any Preferred Stock is authorized and issued. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

Our articles of incorporation authorized the issuance of up to 5,000,000 shares of Preferred Stock in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our Board of Directors.

Series A Preferred Stock

On June 17, 2020, the Company designated 2,000,000 shares of its Preferred Stock as Series A Preferred Stock. There are currently 450,000 shares of Series A Preferred Stock outstanding. The Series A Preferred Stock has the following rights and preferences (as is more fully set forth in Certificate of Designation of the Series A Preferred Stock).

Ranking

The Series A Preferred Stock ranks, as to dividends and upon liquidation, senior and prior to the Common stock of the Company.

Voting

Each share of Series A Preferred Stock entitles the holder thereof to 50 votes on any matters requiring a shareholder vote of the Company.

Conversion

Each share of our Series A Preferred Stock is convertible into common stock on a one-for-25 basis at the option of the holder.

Liquidity and Capital Resources

The proceeds from the Offering are essential to expand our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which are crucial to our business strategy. Without the proceeds of this offering, the development of our business will be delayed.

The Company currently does not have any additional outside sources of capital other than the proceeds from this Offering.

Capital Expenditures and Other Obligations

The Company has no present plans for material capital expenditures in foreseeable the future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$135,000	277,000 shares	Marketing and R&D	03/09/2019 04/29/2019 05/14/2019 12/22/2019 01/24/2020	Private placement Rule 504(b)(1) (not (i), (ii) or (iii))
Common Stock	$304,000	626,585 shares	Marketing and R&D	10/31/2019	Section 4(a)(6)
Series A Preferred Stock	$0	400,000 shares	N/A	06/11/2020	Section 4(a)(2)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
(Signature)

Lior Shafir
(Name)

Chief Executive Officer and Director
(Title)

08/18/2020
(Date)

/s/
(Signature)

Julia Solooki
(Name)

President and Chairman of the Board
(Title)

08/18/2020
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ _____
(Signature)

Lior Shafir
(Name)

Chief Executive Officer and Director
(Title)

08/18/2020
(Date)

/s/ _____
(Signature)

Julia Solooki
(Name)

President and Chairman of the Board
(Title)

08/18/2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

SMARTSODA HOLDINGS, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
SmartSoda Holdings, Inc.
Beachwood, Ohio

We have reviewed the accompanying financial statements of SmartSoda Holdings, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 29, 2020
3344 Mentone Ave
Los Angeles, California

- 1 -

SMARTSODA HOLDIINGS, INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,		2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash, cash equivalents & restricted cash	$	25,710
Accounts receivable		160,770
Inventory		12,770
Total current assets		**199,250**
Property and equipment, net		5,609
Total assets	**$**	**204,859**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$	2,250
Other current liabilities		15,407
Total current liabilities		**17,657**
Deferred tax liability		2,403
Total liabilities		**20,060**
STOCKHOLDERS' EQUITY		
Common Stock		2,043
Additional Paid in Capital		179,677
Equity issuance costs		(4,609)
Retained earnings/(Accumulated Deficit)		7,688
Total stockholders' equity		**184,799**
Total liabilities and stockholders' equity	**$**	**204,859**

See accompanying notes to financial statements.

SMARTSODA HOLDINGS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019
(USD $ in Dollars)		
Net revenue	$	334,032
Cost of goods sold		90,087
Gross profit		243,945
Operating expenses		
General and administrative		195,133
Sales and marketing		39,022
Total operating expenses		234,155
Operating income/(loss)		9,790
Interest Income		(301)
Income/(Loss) before provision for income taxes		10,091
Provision/(Benefit) for income taxes		2,403
Net income/(Net Loss)	$	**7,688**

See accompanying notes to financial statements.

SMARTSODA HOLDINGS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019

(in thousands, $US)	Common Stock Class A		Preferred Stock		Additional Paid in Capital	Equity Issuance Costs	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Inception—February 15, 2019		$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of founders' shares	20,429,000	2,043	-	-	-	-	-	2,043
Contribution	-	-			179,677	-	-	179,677
Equity issuance costs	-	-			-	(4,609)	-	(4,609)
Net income/(loss)	-	-	-	-	-	-	7,688	7,688
Balance—December 31, 2019	20,429,000	$ 2,043	-	$ -	$ 179,677	$(4,609)	$ 7,688	$ 184,799

See accompanying notes to financial statements.

- 4 -

33

SMARTSODA HOLDINGS, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2019
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ 7,688
Depreciation	725
Deferred tax provision	2,403
Adjustments to reconcile net income to net cash provided/(used) by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(160,770)
Inventory	(12,770)
Accounts payable	2,250
Other current liabilities	15,407
Net cash provided/(used) by operating activities	**(145,067)**
Net cash provided/(used) in investing activities	
Purchase of Property and Equipment	**(6,334)**
Net cash provided/(used) in investing activities	**(6,334)**
CASH FLOW FROM FINANCING ACTIVITIES	
Issuance of common stock	2,043
Equity issuance costs	(4,609)
Proceeds from issuance of common shares	179,677
Net cash provided/(used) by financing activities	**177,111**
Change in cash	25,710
Cash, cash equivalents, and restricted cash—beginning of year	-
Cash, cash equivalents, and restricted cash—end of year	**$ 25,710**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	
Purchase of property and equipment not yet paid for	$ -
Conversion of debt into equity	$ -

See accompanying notes to financial statements.

SMARTSODA HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
FOR YEARS ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

SmartSoda Holdings, Inc. was formed on February 15, 2019 ("Inception") in the State of Delaware. The financial statements of SmartSoda Holdings, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Beachwood, OH.

Smart Soda is an elite healthy beverage provider, offering a unique platform that provides both commercial and individual customers access to unlimited alkaline water, including vitamin-infused flavored sparkling alkaline waters, and sodas. All flavored waters and sodas are made with only organic cane sugar (or zero sugar) that are 100% natural, vegan, kosher, antioxidant rich, gluten free and can be CBD infused.

Smart Soda's exclusive rent-to-own program allows commercial customers to serve their patrons the industry's premier beverage options. Our all-in-one, all-inclusive solution, which brings together market-leading waters and sodas, financing, and service, our customers can streamline processes while they generate additional revenue locally bottling and selling water and soda drawn from their machine. And with zero upfront investment, our program allows them to show positive ROI from day one.

In 2020 we plan to expand our brand and launch a pre-packaged, ready-to-drink product line, with a goal to be on major retail shelves within the year.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. Restricted cash includes cash included in escrow accounts.

Account Receivables

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2019, the company had $160,770 in account receivables and no allowance for doubtful accounts against such.

Inventory

Inventories consist primarily of consist primarily of finished goods smart sodas and water dispensers. Inventories are recorded using a combination of FIFO and average method. As of December 31, 2019, the company carries total inventory in the amount of $12,770.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

SmartSoda Holdings, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Revenue Recognition

The Company will recognize revenues from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 29, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years

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beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,		2019
Other current liabilities consist of:		
Direct Deposit Payable	$	4,722
Payroll Liabilities		10,684
Total other current liabilities	$	**15,407**

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

We have authorized the issuance of 250,000,000, shares of our common stock with par value of $0.0001. As of December 31, 2019, 20,429,000 shares of common stock are issued and outstanding for a value of $2,043.

Preferred Stock

We have authorized the issuance of 5,000,000, shares of our preferred stock with par value of $0.0001. As of December 31, 2019, no preferred shares have been issued and outstanding.

5.   DEBT

The company has no debt as of December 31, 2019.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 consists of the following:

As of Year Ended December 31,	2019	2018
Current Tax Provision:		
Federal	$ -	$ -
State	-	-
Total	$ -	$ -
Deferred Tax Provision:		
Federal	$ 2,403	$ -
State	-	-
Total	$ 2,403	$ -
Valuation Allowance	-	-
Total provision for income taxes	$ 2,403	$ -

Significant components of the Company's permanent book to tax differences at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Meals	$ 1,352	$ -
Total permanent differences	$ 1,352	$ -

There were no deferred tax assets/liabilities as of December 31, 2019:

The following is the reconciliation of statutory to effective tax rate for fiscal year ended December 31, 2019:

As of Year Ended December 31,	2019	%	2018	%
Income tax at federal statutory rate	$ 2,119	21%	$ -	0%
State taxes, net of federal benefit	-	0%	-	0%
Permanent Difference - meals	284	3%	-	0%
Opearting Accruals	(30,054)	-298%	-	0%
Property	(1,026)	-10%	-	0%
Net operating loss	31,080	308%	-	0%
Income tax provision (benefit)	$ 2,403	24%	$ -	0%

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and state jurisdictions for each year in which a tax return was filed.

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7. RELATED PARTY

There are currently no related party transactions

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company did not enter into any operating leases as of December 31, 2019.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 29, 2020, the date the financial statements were available to be issued.

The company will continue to raise money through its Crowfunding ("Reg CF") campaign on StartEngine, LLC.

There have been no other events or transactions during this time which would have a material effect on these financial statements.